Exhibit (a)(1)(xxii)

[SEAL]

DELIVERED THIS DAY OF

BY
PROFESSIONAL CIVIL PROCESS

CAUSE NO. 05-11507-A

GREEN MEADOWS PARTNERS L.P.,	§	IN THE COUNTY COURT
§
Plaintiff,	§
§
v.	§
§
R. RANDOLPH DEVENING, TOSHIFUMI	§
SUZUKI, LEWIS C. PLATT, JAMES W.	§	AT LAW NUMBER ONE
KEYES, GARY J. FERNANDEZ, KAZUO	§
OTSUKA, MASAAKI ASAKURA,	§
YOSHITAMI ARAI, JAY W. CHAI,	§
MASAAKI KAMATA, 7-ELEVEN, INC. and	§
SEVEN-ELEVEN JAPAN CO., LTD.,	§
§
Defendants.	§	DALLAS COUNTY, TEXAS

PLAINTIFF’S FIRST AMENDED CLASS ACTION PETITION

Plaintiff, as and for its Class Action Petition for Monetary and Injunctive Relief, alleges upon personal knowledge as to itself and its own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

DISCOVERY PLAN

1.             This dispute involves complicated class action issues and requires that discovery be conducted on an expedited basis.  Therefore, discovery will be conducted under a Level 3 discovery control plan, as will be set by the Court, See, Tex. R. Civ. P. 190.4.

NATURE OF THE ACTION

2.             Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of 7-Eleven, Inc. (“7-Eleven” or “SEI”)

and who are similarly situated (the “Class”), for injunctive and other relief based on Seven-Eleven Japan Co., Ltd.’s (sometimes referred to as “SEJ”) proposed tender offer of $32.50 per share in cash for all of the outstanding shares of 7-Eleven’s common stock that it does not currently own. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

3.             The tender offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not constitute a maximization of stockholder value for the public stockholders.  The tender offer is designed to benefit Seven-Eleven Japan Co., Ltd. to the detriment of the public stockholders of 7-Eleven.

4.             Further, defendants have breached their fiduciary duties owed to 7-Eleven’s public stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the 7-Eleven’s assets.

THE PARTIES

5.             Plaintiff Green Meadows Partners L.P. is and, at all relevant times, has been, the owners of shares of 7-Eleven common stock.

6.             Defendant 7-Eleven is a corporation organized under the laws of Texas with its executive offices located at 2711 North Haskell Avenue, Suite 3400, Dallas, Texas 75204-2906. 7-Eleven may be served with citation by serving its Registered Agent, Corporation Service Company, d/b/a CSC-Lawyers Incorporating Service Company, at 800 Brazos Street, Austin, TX 78701.  7-Eleven engages in operating, franchising, and licensing convenience store chains primarily in the United States and Canada. The company’s stores offer various products, including tobacco, beverages, beer/wine, candy/snacks, nonfoods, fresh foods, dairy, and others. Its stores also sell gasoline. In addition, the company’s stores provide ATM services to its services to its customers. As of December 31, 2004, it operated approximately 5,300 ATM’s in its United States stores and approximately 500 ATM’s in its Canada stores. The company and its franchisees operated approximately 5,809 7-Eleven and other convenience stores in the United States and Canada, as of March 31, 2005; and Area licensees, or their franchisees, and affiliates operated approximately 22,000 additional 7-Eleven convenience stores in the United States, 15 other countries, and in the U.S. territories of Guam and Puerto Rico, as of December 31, 2004. 7-Eleven was incorporated in 1961. It was formerly known as The Southland Corporation and changed its name to 7-Eleven, Inc. in 1999. The company is headquartered in Dallas, Dallas County, Texas. 7-Eleven, Inc. is majority owned by Seven-Eleven Japan Co., Ltd.

7.             R. Randolph Devening, Toshifumi Suzuki, Lewis C. Platt, James W. Keyes, Gary J. Fernandes, Kazuo Otsuka, Masaaki Asakura, Yoshitami Arai, Jay W. Chai, Masaaki Kamata Defendants are directors of 7-Eleven.  Individual Defendants James W. Keyes and Masaaki Asakura may be served with Citation at P. O. Box 711, Dallas, Dallas County, TX 75221-0711, via certified mail, return receipt requested, issued by the Clerk of the Court.

8.             Defendants Asakura, Kamata, and Suzuki are also members of the board of Seven-Eleven Japan Co., Ltd.

9.             Defendant Seven-Eleven Japan Co., Ltd., is a Japanese corporation headquartered in Japan.  The Court has jurisdiction over this non-resident defendant because Seven-Eleven Japan Co., Ltd. has done business in, and has continuing contacts with, the State of Texas.

10.           The individuals described above are referred to herein as the Individual Defendants.

11.           Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

12.           Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

JURISDICTION AND VENUE

13.           The amount in controversy herein is within the jurisdictional limits of the court. Venue is proper in the county under TEX. CIV. PRAC. & REV: CODE § 15.002.

14.           This action relates to the internal affairs or governance of a corporation and arises under the laws of the State of Texas where such corporation is incorporated.

CLASS ACTION ALLEGATIONS

15.           Plaintiff brings this action on their own behalf and as a class action, on behalf of all stockholders of SEI, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who is threatened with injury arising from defendants’ actions as is described more fully below.

16.           This action is properly maintainable as a class action.

17.           The Class is so numerous that joinder of all members is impracticable. 7-Eleven has approximately 115.436 million shares of common stock outstanding and a market capitalization of over $4 billion. There are thousands of record and beneficial stockholders.

18.           There are questions of law and fact common to the Class including, inter alia, whether:

(i) defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

(ii) plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

19.           Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

20.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or of adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests

21.           The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

22.           On September 1, 2005 7-Eleven Japan Co., Ltd. announced over the Business Wire that it intends, through its wholly owned subsidiary IYG Holding Company (“IYGHC”), to commence a tender offer for all of the outstanding shares of 7-Eleven, Inc. that it does not already own.  7-Eleven Japan Co., Ltd., directly and through IYGHC, owns approximately 72.7% of the outstanding common stock of 7-Eleven and intends to offer to acquire the balance of 7-Eleven common stock at a price of $32.50 per share in cash, representing a 15% premium over the closing price for SEI’s shares on August 31, 2005.

23.           The offer will be conditioned upon, among other things, the tender of a majority of the shares of SEI common stock not held by SEJ and its affiliates and, unless waived, the ownership by SEJ of at least 90% of the outstanding SEI common stock on a fully diluted basis. The tender will not be conditioned on SEJ obtaining any financing. Any shares not acquired in the tender offer are expected to be acquired in a subsequent “short form” merger transaction at the same per share cash price offered in the tender offer.

24.           SEJ expects to commence the tender offer on or about September 6, 2005. Once the tender offer is commenced, offering materials will be mailed to SEI shareholders and SEJ will file all necessary information with the SEC. The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, does not require any approval by the SEI board, and SEI has not asked the SEI board to approve the tender offer or the merger. Under applicable law, SEI is required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced.

25.           Nikko Citigroup Ltd. and Citigroup Global Markets Inc. are acting as financial advisor, and Nishimura & Partners and Shearman & Sterling LLP are acting as legal advisors, to SEJ in connection with the tender offer.

26.           Defendants have breached their fiduciary obligations to 7-Eleven stockholders to maximize stockholder value.  For instance, 7-Eleven said in a statement, also released on September 1, 2005, that a special board committee will review the offer and advise shareholders on or before September 19. Seven-Eleven Japan owns 73 percent of the U.S. unit and is controlled by Tokyo-based Seven & I Holdings Co.  Defendants have not stated that they intend to retain outside advisors to engage a market check to determine whether SEJ’s offer to take the remaining public piece of the company private at the offered price is fair. Indeed, the market believes the offered price is inadequate as evidenced by SEI’s trading subsequent to the announcement.  Specifically, SEI’s share prices traded above the offering price of $32.50 per share, and as of the end of trading on September 2, 2005, the stock was trading above $35.00 per share.

27.           Market professionals, including Bear Stearns’s Robert Summers said “Seven-Eleven Japan’s offer is too low based on the strong growth prospects of Seven Eleven as a market leader in a fragmented industry.”  Other industry professionals have stated the SEJ is looking to capitalize on SEI’s recent market dip even though the company appears poised for a strong resurgence.  Further, it has been reported that the market should expect that the independent directors will say that the price is inadequate because it does not provide a sufficient premium for control, said Tom Burnett, president of Merger Insight, a research unit of New York-based Wall Street Access.  Merrill Lynch analyst Patricia Baker wrote in a report today following the announced tender offer that:

We believe the company is poised to begin to reap the rewards of these investments in 2005, and we think this will likely be reflected in superior levels of earnings growth over the comings years.

Baker, who is based in Montreal, removed her “neutral” rating on the stock today.

28.           Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of 7-Eleven’s valuable assets and businesses, all to the irreparable harm of the Class.

29.           Plaintiff and the Class have no adequate remedy at law.

COUNT I

BREACH OF FIDUCIARY DUTY

30.           Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

31.           By reason of the foregoing, the defendants have breached their fiduciary duties to plaintiff and the Class under Texas common law or aided and abetted in the breach of those fiduciary duties. Specifically, defendants have breached their duty of care by failing to consider any alternative whatsoever for SEI other than the sale to SEJ, and failing to consider selling SEI to another buyer or having SEI remain, independent.

COUNT II

INDEMNIFICATION

32.           Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

33.           The defendants breached, inter alia, their fiduciary duties of care, loyalty and disclosure under Texas law to the shareholders of SEI.

34.           Plaintiff and members of the class, as shareholders of SEI, have been harmed by reason of the defendants’ breaches of their fiduciary duty.

35.           As a result, defendants should be required to indemnify plaintiff and members of the class.

COUNT III

INJUNCTION

36.           Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

37.           Plaintiff requests that the Court issue such injunctive orders as are necessary to restrain and enjoin defendants from consummating the Proposed Transaction.

WHEREFORE, plaintiff demands judgment as follows:

1              Determining that this action is a proper class action under TEX. R.Ctv. P. 42, et seq., and that plaintiff is a proper class representative;

2.             Declaring that defendants have breached their fiduciary duties of care and loyalty to plaintiff and the class and aided and abetted such breaches;

3.             Requiring the defendants to indemnify the shareholders of SEI for their breaches of fiduciary duty;

4.             Enjoining the tender offer and, if the tender offer is consummated, rescinding it;

5.             Awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;

6.             Awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

7.             Granting such other relief as the Court may find just and proper.

Dated:  September 8, 2005

Respectfully submitted,

/s/ Marc R. Stanley/[ILLEGIBLE]
Marc R. Stanley, Esq.
State Bar No. 19046500
Martin Woodward, Esq.
State Bar No. 00797693
STANLEY, MANDEL & IOLA, L.L.P.
3100 Monticello Avenue, Suite 750
Dallas, Texas 75205
214-443-4300
214-443-0358 (Fax)

Attorneys for Plaintiff and the Proposed Class

Of Counsel:

Gregory M. Nespole, Esq.

WOLF HALDENSTEIN ADLER

FREEMAN & HERZ LLP

270 Madison Avenue

New York, NY 10016

(212) 545-4600

(212) 545-4758 (Fax)

Nespole@whafh.com

Frank A. Bottini, Esq.

WOLF HALDENSTEIN ADLER

FREEMAN & HERZ LLP

750 B Street, Suite 2770

San Diego, CA 92101

(619) 239-4599

(619) 234-4599 (Fax)

Bottini@whafh.com

Richard B. Brualdi

Gaitri Boodhoo

Jon Martino

THE BRUALDI LAW FIRM

29 Broadway, Suite 1515

New York, New York 10006

(212) 952-0602